News Release TSX-V: PDO January 31, 2012

PORTAL ANNOUNCES CLOSINGS OF ACQUISITION AND DISPOSITION OF SASKATCHEWAN OIL AND GAS ASSETS

Portal Resources Ltd. (TSX Venture Exchange: PDO) is pleased to announce that, further to its news release of December 20, 2011, it completed today the acquisition of the oil and gas production assets in West Central Saskatchewan (the “Assets”) for a total purchase price of $8.3 million.  The purchase consideration was paid all in cash (and no shares of Portal as previously contemplated).

Pursuant to an agreement with a company listed on the TSX Venture Exchange, Portal then disposed of the Assets for a total sale price of $8.8 million.

Further to the completion of the above transactions as described, the contemplated financing arrangements for the acquisition of the Assets announced in Portal’s news release of January 19, 2012 did not proceed.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information contact: David Hottman, President & CEO at 403-514-8259 t E-mail: info@portalresources.net

or

Geoffrey Vanderburg, Bryan Mills Iradesso Telephone: 403-503-0144 ext 203 t E-mail: portal@bmir.com